SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX – FR	January 11, 2011
NYSE - AG
Frankfurt – FMV (WKN: A0LHKJ)

Production up 72% to 6.53 million oz Ag in 2010; Exceeds Guidance by 9%

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce that production in 2010 reached 7,024,055 equivalent ounces of silver, representing a 62% increase over 2009 from 4,337,103 equivalent ounces of silver.

The equivalent silver production for 2010 consisted of 6,529,325 ounces of silver, representing a 72% increase from the prior year, 6,404,227 pounds of lead, representing a 3% decrease from the previous year, and 2,152 ounces of gold, representing a decrease of 19% compared to the previous year. Total silver production as a percentage of total production amounted to 93% making First Majestic the purest silver company in the world.

Company guidance released on January 11, 2010 stated, “Production is expected to exceed 6.0 million ounces of silver in 2010” which was in fact exceeded by a strong 9%. As a result of the current expansion underway at the La Parrilla Silver Mine and other operational improvements at the La Encantada and San Martin Silver Mines, production is anticipated to exceed 7.5 million ounces of silver in 2011.

In addition to further increases in production expected for 2011, the Company is also expanding its exploration budget. The current 2011 budget calls for 47,800 metres of drilling over the Company’s five core projects for a total expenditure of US$7,137,500. This exploration program compares to the total of 17,322 metres drilled in 2010, and total expenditures equalling US$1,897,280. It is further anticipated that new updated NI 43-101 Technical Reports will be released on each project in late 2011 or early 2012.

With respect to the fourth quarter, total ore processed at the Company's three operating silver mines, the La Encantada Silver Mine, the La Parrilla Silver Mine and the San Martin Silver Mine, amounted to 467,175 tonnes milled in the quarter representing an 8% increase over the previous quarter. The overall average silver head grade in the quarter for the three mines decreased slightly from the previous quarter to an overall head grade of 207 g/t of silver. The combined recoveries of silver also decreased slightly from 58% to 57%. This was due to the much larger La Encantada operation as it is primarily reprocessing old tailings. As the mix of ore from the mine increases throughout 2011, these recoveries are also expected to improve.

The Company developed 6,288 metres underground in the fourth quarter, compared to 6,207 metres of underground development completed in the previous quarter. The total annual underground development for 2010 totalled 22,658 metres. Development has been focused on increasing the Reserve and Resource preparation ratios at the three operating mines. Due to the expanding production levels anticipated in 2011 and 2012, the Company’s development budget is being increased to US$21,741,183 in 2011 from $12,335,119 in 2010.

Also, the diamond drilling programs totalled 6,104 metres of definition drilling in the quarter, for a 2010 annual total of 17,322 metres of drilling completed at the Company’s three mines. Drilling at the Company’s two development projects, the Del Toro Silver Mine and the Real de Catorce Silver Project is expected to commence in early 2011.

As a result of the efforts and work completed in 2010, some of the improvements and advances made during the year included:

At the La Encantada Silver Mine:

  The new 3,500 tpd cyanidation plant, which was inaugurated on November 19, 2009, reached full capacity at the end of the second quarter of 2010 and averaged 3,750 tpd in the fourth quarter.
  The new Buenos Aires ore body, which is being developed and prepared for production will allow the mine ore extraction to increase 1,500 tpd versus the current 1,000 tpd. This improvement will have a positive effect on head grades and recoveries.
  New areas of reserves and resources had been discovered and developed at the San Francisco vein and at the hanging wall of the 660 ore body.
  Consolidation of the electric generation into a single larger and more modern generation plant was completed during the year, allowing for the suspension of the operation of the much older generation plants which will result in substantial savings on parts, repairs and fuel efficiency.
  Two new induction furnaces began operation in December using the latest technology in smelting precipitates resulting in a much more efficient operation, lower costs and better quality silver doré bars.

At the La Parrilla Silver Mine:

  Development of a new ramp system was completed in the La Blanca mine which has now connected levels 9 and 10 of the Rosarios mine, improving logistics and which is expected to reduce costs due to the improved transportation of ore from the lower levels of the mine to surface.
  Completion of the engineering work for the current expansion program launched in December 2010. This expansion will result in the mill capacity reaching 1,600 tpd from the current 850 tpd and will effectively double the current output of the La Parrilla operation from approximately 1.5 million ounces to 3.0 million ounces of silver equivalent annually by the end of 2011.

At the San Martin Silver Mine:

  The discovery of the new San Pedro area in 2009 led to an extensive underground drilling program which continues today. This program is based on drilling systematic short holes into the foot wall of the Zuloaga vein. The result has been extremely favourable throughout 2010 with several discoveries of minable mineralization. These new discoveries have allowed for consistent throughput and improved economics at the operation and are expected to bring improved results into 2011.

  The previously announced discovery of a parallel structure to the main Zuloaga vein, the La Esperanza vein, discovered through surface geology was drilled in the last two quarters of 2010. Eight diamond drill holes were successfully completed, of which six intersected mineralization. The current program for 2011 is to drive a 500 metre ramp into the structure to open up and begin the development of a new potential resource.

At the Del Toro Silver Mine:

  In December 2009, the Environmental Impact Statement for a new flotation plant was approved by the SEMARNAT and the Change of Use of Land Permit was received in the first quarter of 2010.
  At the end of November 2010, the underground development at the Del Toro Silver Mine was reinitiated. The current objective is to prepare a new underground drilling station and to access the No. 3 Ore Body at depth. Once this is achieved by the middle of 2011, a large bulk sample can be collected for final metallurgical testing. This testing will allow for the final design of the new mill operation currently in the planning stage.

At the Real de Catorce Silver Project:

  During 2010 the Company evaluated and confirmed the geological data obtained as a result of the acquisition in late 2009 of this project. In November 2010, First Majestic successfully completed the purchase of the land underlying the Santa Ana Hacienda located within the Real de Catorce property, together with all associated buildings and infrastructure, the outstanding royalty and certain historic geological and proprietary mining information.
  Construction of a mining museum is planned to commence in early 2011 which is designed to clean the impressive underground working areas and restore the above ground buildings to a suitable condition in order to allow for tourist access. This new mining museum will bring needed employment to the area.

Mr. Neumeyer stated, “2010 has been an impressive year for First Majestic on all counts. Not only did our silver production increase by over 70%, the silver price performed very well and the Company’s shares became the third best performing stock on the S&P/TSX index registering a gain of over 240% year over year. We were also successful in listing our shares on the NYSE. Management is committed to staying focused on increasing production and we’re reviewing plans to continue to grow our production substantially over the next three years. Congratulations go out to our entire team in Canada and Mexico.”

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic Silver Corp. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver and other metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic Silver Corp. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in First Majestic Silver Corp.'s Annual Information Form for the year ended December 31, 2009, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic Silver Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. First Majestic Silver Corp. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.